LEAD INVESTOR



Amy Coveny Managing Partner, Quake Capital

When we initially invested in Dr. Gartenberg's company two years ago we were struck by his unique vision and technology that had the potential to heal the world through improved sleep. Now that he has leveraged more than $3.5 mm in grant awards from the National Institute of Aging, assembled an amazing team, and created the SleepSpace platform that connects the data from all the best gizmos to healthcare providers, we are extremely bullish on SleepSpace. That's why we are investing follow-on funding in SleepSpace for our high confidence round. This market is growing quickly, with a projected CAGR of 7.6% (8% growth per year) and the SleepSpace team is the best positioned to capitalize on people waking up to the importance of sleep.

Invested $50,000 this round & $150,000 previously